

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2013

<u>Via E-mail</u>
Anthony J. Alexander
President and Chief Executive Officer
FirstEnergy Corp.
76 South Main Street
Akron, OH 44308

   Re: FirstEnergy Corp.
     Form 10-K for the Fiscal Year Ended December 31, 2012
     Filed February 25, 2013
     File No. 333-21011

Dear Mr. Alexander:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ William H. Thompson

       William H. Thompson
       Accounting Branch Chief

cc: K. Jon Taylor
  Vice President, Controller and Chief Accounting Officer